UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant's name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Atlantica Yield Reports Third Quarter 2017 Financial Results

•
Revenues for the nine-month period of $775.2 million (2% increase from the comparable period of 2016) and Further Adjusted EBITDA including unconsolidated affiliates[1] of $629.1 million, in line with the previous year

•	Net profit attributable to the Company of $42.6 million for the nine-month period ended September 30, 2017, compared to $9.7 million in the same period of 2016

•	Net cash provided by operating activities of $327.3 million, a 8% increase from the comparable period of 2016

•	Cash Available for Distribution (“CAFD”)[2] of $132.1 million for the nine-month period of 2017, an 18% increase from the same period of 2016

•	Announced a planned strategic partnership[3] with Algonquin to drive accretive growth

•
Secured the ACT minimum ownership waiver and agreed a consent with the US Department of Energy to lower Abengoa’s minimum ownership requirement of Atlantica to 16%, with effectiveness subject to Abengoa fulfilling a number of conditions precedent

•	Increased quarterly dividend to $0.29 per share by 12% from the prior quarter and by 78% from the third quarter of 2016

November 13, 2017 – Atlantica Yield plc (NASDAQ: ABY) (“Atlantica”), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, reported financial results for the nine-month period ended September 30, 2017. Revenues reached $775.2 million, a 2% increase compared to the respective period of 2016. Further Adjusted EBITDA including unconsolidated affiliates4 remained stable at $629.1 million for the first nine months of 2017, in line with the comparable period of the previous year.

1  Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 17).
2  CAFD includes $10.4 million of ACBH dividend compensation in the nine-month period ended September 30, 2017 and $21.2 million in the nine-month period ended September 30, 2016.  In addition, there is $14.9 million one-time impact of a partial refinancing of ATN2 in the nine-month period ended September 30, 2016.
3  The purchase of Atlantica shares by Algonquin from Abengoa is subject to a number of conditions precedent, most of which are beyond our control. The term-sheets entered into with Algonquin, AAGES and Abengoa are non-binding and while the parties have agreed to negotiate in good faith towards a mutually beneficial outcome, there is no guarantee that the AAGES ROFO and other agreements will be entered into, or that any assets will be purchased by Atlantica from Algonquin, AAGES or Abengoa.

Cashflow generated by operating activities reached $327.3 million, a 8% increase from the comparable period of 2016.  CAFD generation during the nine-month period ended September 30, 2017, reached $132.1 million compared to $112.1 million in the same period in 2016.  In addition, during the period, we sold a significant portion of our Abengoa debt and equity instruments for total proceeds of $27.4 million.  CAFD including the proceeds from Abengoa instruments reached $159.5 million.

Highlights
	For the three-month period ended September 30,		For the nine-month period ended September 30,
(in thousands of U.S. dollars)	2017	2016	2017	2016
Revenue	$291,964	$295,272	$775,179	$762,950
Profit for the period attributable to the Company	29,969	33,014	42,582	9,658
Further Adjusted EBITDA incl. unconsolidated affiliates[4]	236,252	264,262	629,142	626,786
Net cash provided by operating activities	223,010	184,329	327,290	302,192
CAFD[5]	36,690	53,780	132,144	112,123

4   Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 17).
5  CAFD includes $10.4 million of ACBH dividend compensation in the nine-month period ended September 30, 2017 and $21.2 million in the nine-month period ended September 30, 2016.  Also there is $14.9 million of the one-time impact of a partial refinancing of ATN2 in the nine-month period ended September 30, 2016.

Key Performance Indicators
	For the nine-month period ended September 30,
	2017	2016
Renewable energy
MW in operation[6]	1,442	1,442
GWh produced[7]	2,577	2,587
Conventional power
MW in operation	300	300
GWh produced[8]	1,787	1,799
Availability(%)[8]	100.4%	97.7%
Electric transmission lines
Miles in operation	1,099	1,099
Availability(%)[9]	97.5%	99.9%
Water
Mft[3] in operation [6]	10.5	10.5
Availability (%)[10]	102.3%	102.3%

Segment Results
(in thousands of U.S. dollars)	Nine-month period ended September 30,
	2017	2016
Revenue by Geography
North America	$270,037	$275,340
South America	90,005	88,164
EMEA	415,137	399,446
Total revenue	$775,179	$762,950

Further Adjusted EBITDA incl. unconsolidated affiliates by Geography
North America	$243,289	$244,220
South America	84,174	93,553
EMEA	301,679	289,213
Total Further Adjusted EBITDA incl. unconsolidated affiliates[11]	$629,142	$626,786

6  Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
7  Includes curtailment in wind assets for which we receive compensation in the nine-month period ended September 30, 2017.
8  Conventional production and availability were affected by scheduled major maintenance in February 2016, which occurs periodically.
9  Availability refers to actual availability adjusted as per contract.
10 Availability refers to actual availability divided by contracted availability.
11 Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 17).

(in thousands of U.S. dollars)	Nine-month period ended September 30,
	2017	2016
Revenue by business sector
Renewable energy	$594,476	$578,256
Conventional power	89,653	94,921
Electric transmission lines	71,064	70,735
Water	19,986	19,039
Total revenue	$775,179	$762,950

Renewable energy	$462,607		$448,992
Conventional power	79,969		80,124
Electric transmission lines	68,649		79,909
Water	17,917		17,760
Total Further Adjusted EBITDA incl. unconsolidated affiliates[12]	$629,142	$	$ 626,786

Our renewable assets generated solid operating results during the nine-month period ended September 30, 2017. Our fleet of solar assets in Spain continued to deliver good levels of electricity generation thanks to high solar radiation in the region.  In the U.S., after a very good first half of 2017, production was impacted in the third quarter by an incident in electric transformers in Solana, which caused the plant to produce at a reduced capacity in July and part of August; all the necessary repairs were completed in August. Kaxu, our solar asset in South Africa, continued to perform at lower-than-expected levels, while we carried out required repairs, which were completed in the fourth quarter of 2017. Finally, in our wind assets, energy generation was significantly higher than in the same period of 2016.

ACT, our cogeneration plant in Mexico, demonstrated high levels of availability during the nine-month period ended September 30, 2017. In transmission lines, availability was high in the third quarter of 2017 and revenues and EBITDA remained stable. Finally, our water assets continue to deliver steadily strong levels of availability.

12 Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 17).

Liquidity and Debt

Our total liquidity as of September 30, 2017 is $880.6 million and consists of $794.1 million of consolidated cash and cash equivalents, of which $197.1 million was available at the Atlantica corporate level, and $86.5 million of cash classified as short-term financial investments at the project level.

As of September 30, 2017, net project debt amounted to $4,982.6 million and net corporate debt amounted to $503.8 million.  The net corporate debt / CAFD pre-corporate debt service ratio13 improved to 2.3x compared to 2.7x as of December 31, 2016.

Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the project level. Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at the Atlantica Yield corporate level.

Strategic partnership with Algonquin

As we announced on November 1, 2017, we have entered into a non-binding term-sheet with respect to strategic agreements14 with Algonquin Power & Utilities Corp. (“Algonquin”) which we believe will define the beginning of a new phase for Atlantica, opening new growth opportunities.

Algonquin announced on November 1, 2017 that it reached an agreement15 with Abengoa to acquire a 25% stake in Atlantica from Abengoa at a price of $24.25 per share, which implies a total equity value of Atlantica Yield of $2,430 million. After the closing of this transaction, Algonquin will be Atlantica’s largest shareholder. Abengoa has communicated that it intends to sell its remaining 16.5% stake in Atlantica over the upcoming months in a private transaction, subject to approval by the US Department of Energy.  Algonquin has an option to purchase this remaining stake until March 2018.

13 Based on midpoint CAFD guidance before corporate debt service for the year 2017.
14 The term-sheets entered into with Algonquin, AAGES and Abengoa are non-binding and while the parties have agreed to negotiate in good faith towards a mutually beneficial outcome, there is no guarantee that the AAGES ROFO and other agreements will be entered into, or that any assets will be purchased by Atlantica from Algonquin, AAGES or Abengoa.
15 The purchase of Atlantica shares by Algonquin from Abengoa is subject to a number of conditions, most of which are beyond our control.

In addition, Algonquin and Abengoa announced that they signed an agreement to create a joint venture called AAGES to invest in the development and construction of contracted clean energy and water infrastructure assets.

In the context of these agreements, Atlantica signed a non-binding term-sheet with Algonquin and Abengoa aimed at enhancing Atlantica’s growth opportunities, which will serve as the basis of a shareholders’ agreement to be executed on or before the closing of the purchase of the 25% interest by Algonquin and reflecting the following initiatives:

•	Proposed Right of First Offer (“ROFO”) Agreement between AAGES and Atlantica
•	Proposed agreement to periodically discuss the sale of North American assets to Atlantica
•
Proposed opportunity for Algonquin to provide, through the subscription of ordinary shares of Atlantica, incremental equity of $100 million for the acquisition of new assets by Atlantica. Algonquin has been granted certain preferred rights when participating in further equity issuances with the possibility of increasing Algonquin’s ownership in Atlantica up to 41.5%

•	Proposed right of Algonquin to appoint a number of directors corresponding to Algonquin’s percentage ownership, with a maximum of less than one half of the total
•	Maintain 80% target dividend payout ratio for Atlantica

We believe that Algonquin, an industrial North American company listed on the Toronto and New York stock exchanges, will be an ideal sponsor for Atlantica. The new proposed ROFO represents an excellent growth opportunity for Atlantica, as it strengthens visibility on our near-term growth and provides a line of sight to long-term growth. In addition, Algonquin’s intention to lead future equity issuances will anchor the financing of future acquisitions.

Waivers and consents

In October 2017, we obtained a waiver from the ACT project finance lenders to delete the minimum ownership clause related to Abengoa.

In November 2017, we signed a consent with the US Department of Energy which reduces the minimum ownership required by Abengoa in Atlantica to 16%, subject to certain conditions precedent.

Dividend

On November 10, 2017, our Board of Directors approved a dividend of $0.29 per share, which represents an increase of 12% from the prior quarter and 78% increase from the third quarter of 2016.  The dividend is expected to be paid on or about December 15, 2017 to shareholders of record as of November 30, 2017.

New NASDAQ Ticker Symbol

The Atlantica ticker symbol on NASDAQ will change from “ABY” to “AY” effectively tomorrow, November 14, 2017.  The CUSIP number will remain the same.

Details of the Results Presentation Conference

Atlantica Yield’s CEO, Santiago Seage, and its CFO, Francisco Martinez-Davis, will hold a conference call today, November 13, at 8:30 am EST.

In order to access the conference call participants should dial:  +1 646 722 4907 (US) / +44 (0) 203 043 2440 (UK).  The participants’ pin code is 86262130#.  A live webcast of the conference call will be available on Atlantica Yield's website. Please visit the website at least 15 minutes earlier in order to register for the live webcast and download any necessary audio software.

Additionally, Atlantica Yield’s management will meet investors in a roadshow organized by RBC in New York and Boston on November 14 and 15 as well as attending the RBC MLP Conference in Dallas on November 16.

Forward-Looking Statements

The purchase of Atlantica shares by Algonquin from Abengoa is subject to a number of conditions, most of which are beyond our control. Atlantica cannot make any representation regarding an agreement reached by two third parties. The term-sheets entered into with Algonquin, AAGES and Abengoa are non-binding and while the parties have agreed to negotiate in good faith towards a mutually beneficial outcome, there is no guarantee that the AAGES ROFO and other agreements will be entered into, or that any assets will be purchased by Atlantica from Algonquin, AAGES or Abengoa.

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements.

Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: difficult conditions in the global economy and in the global market and uncertainties in emerging markets where we have international operations; changes in government regulations providing incentives and subsidies for renewable energy, including reduction of our revenues in Spain, which are mainly defined by regulation through parameters that could be reviewed at the end of each regulatory period; political, social and macroeconomic risks relating to the United Kingdom's potential exit from the European Union; changes in general economic, political, governmental and business conditions globally and in the countries in which we do business; decreases in government expenditure budgets, reductions in government subsidies or adverse changes in laws and regulations affecting our businesses and growth plan; challenges in achieving growth and making acquisitions due to our dividend policy; inability to identify and/or consummate future acquisitions, whether the Abengoa ROFO Assets, other ROFO assets, or otherwise, on favorable terms or at all; our ability to identify and reach an agreement with new sponsors or partners similar to the ROFO Agreement with Abengoa; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; increases in the cost of energy and gas, which could increase our operating costs; counterparty credit risk and failure of counterparties to our offtake agreements to fulfill their obligations; inability to replace expiring or terminated offtake agreements with similar agreements; new technology or changes in industry standards; inability to manage exposure to credit, interest rates, foreign currency exchange rates, supply and commodity price risks; reliance on third-party contractors and suppliers; risks associated with acquisitions and investments; deviations from our investment criteria for future acquisitions and investments; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, criminal or terrorist acts or cyber-attacks at one or more of our plants; insufficient insurance coverage and increases in insurance cost; litigation and other legal proceedings including claims due to Abengoa's restructuring process; reputational risk, including potential damage caused to us by Abengoa’s reputation; the loss of one or more of our executive officers; failure of information technology on which we rely to run our business; revocation or termination of our concession agreements or power purchase agreements; inability to adjust regulated tariffs or fixed-rate arrangements as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs; exposure to market electricity can impact revenue from our renewable energy and conventional power facilities; changes to national and international law and policies that support renewable energy resources; lack of electric transmission capacity and potential upgrade costs to the electric transmission grid; disruptions in our operations as a result of our not owning the land on which our assets are located; risks associated with maintenance, expansion and refurbishment of electric generation facilities; failure of our assets to perform as expected, including Solana and Kaxu; failure to receive dividends from all project and investments, including Solana and Kaxu; variations in meteorological conditions; disruption of the fuel supplies necessary to generate power at our conventional generation facilities; deterioration in Abengoa's financial condition; Abengoa's ability to meet its obligations under our agreements with Abengoa, to comply with past representations, commitments and potential liabilities linked to the time when Abengoa owned the assets, potential clawback of transactions with Abengoa, and other risks related to Abengoa; failure to meet certain covenants or payment obligations under our financing arrangements; failure to obtain pending waivers in relation to the minimum ownership by Abengoa and the cross-default provisions contained in some of our project financing agreements; failure of Abengoa to maintain existing guarantees and letters of credit under the Financial Support Agreement or failure by us to maintain guarantees; uncertainty regarding the fair value of the Abengoa debt and equity instruments not yet sold, which were received in relation to the agreement reached with Abengoa on the preferred equity investment in ACBH; our ability to consummate future acquisitions from Abengoa, AAGES, Algonquin or others; changes in our tax position and greater than expected tax liability; our ability to use U.S. NOLs to offset future income may be limited, including the possibility of experiencing an “ownership change” as defined under Section 382 of the U.S. Internal Revenue Code; conflicts of interest which may be resolved in a manner that is not in our best interests or the best interests of our minority shareholders, potentially caused by our ownership structure and certain service agreements in place with our current largest shareholder; impact on the stock price of the Company of the sale by Abengoa of its stake in the Company and potential negative effects of a potential sale by Abengoa of its stake in the Company or of a potential change of control of the Company or of a potential delay or failure of a sale process; failure by Abengoa and Algonquin to close the agreement reached between both parties on November 1, 2017, for the acquisition by Algonquin of a 25% stake in Atlantica from Abengoa, including its potential negative impact on our stock price; failure to sign a shareholders’ agreement with Algonquin and Abengoa on or before the closing of the purchase of the 25% interest by Algonquin in the terms of the non-binding term-sheet signed between the three parties, including its potential negative impact on the stock price of the Company; failure to sign a ROFO agreement with AAGES, a joint venture to be created by Algonquin and Abengoa to invest in the development and construction of contracted clean energy and water infrastructure contracted assets, including its potential negative impact on the stock price of the Company; technical failure, design errors or faulty operation of our assets not covered by guarantees or insurance; failure to collect insurance proceeds in the expected amounts; failure to reach an agreement on the extension of the production guarantee period at Solana and Kaxu; and various other factors including those discussed in our Annual Report. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect Atlantica Yield’s future results included in Atlantica Yield’s filings with the U.S. Securities and Exchange Commission at www.sec.gov.

Atlantica Yield undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

Non-GAAP Financial Measures

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

We define Further Adjusted EBITDA including unconsolidated affiliates as profit/(loss) for the period attributable to the Company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges, and dividends received from the preferred equity investment in ACBH.

Our management believes Further Adjusted EBITDA including unconsolidated affiliates is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. This measure is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Further Adjusted EBITDA including unconsolidated affiliates is also used by management as a measure of liquidity.

Our management uses Further Adjusted EBITDA including unconsolidated affiliates as a measure of operating performance to assist in comparing performance from period to period on a consistent basis and to readily view operating trends, as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations, and in communications with our Board of Directors, shareholders, creditors, analysts and investors concerning our financial performance.

We define Cash Available For Distribution as cash distributions received by the Company from its subsidiaries minus all cash expenses of the Company, including debt service and general and administrative expenses. Management believes cash available for distribution is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors.

We believe cash available for distribution is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, cash available for distribution is used by our management team for determining future acquisitions and managing our growth.

Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars)

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2017	2016	2017	2016
Revenue	$291,964	$295,272	$775,179	$762,950
Other operating income	16,186	17,218	56,499	47,657
Raw materials and consumables used	(4,069)	(6,880)	(11,209)	(24,481)
Employee benefit expenses	(4,993)	(4,747)	(13,252)	(10,596)
Depreciation, amortization, and impairment charges	(80,720)	(78,900)	(236,431)	(234,403)
Other operating expenses	(64,888)	(59,936)	(193,673)	(176,605)
Operating profit/(loss)	$153,480	$162,027	$377,113	$364,522
Financial income	643	132	1,131	996
Financial expense	(105,874)	(101,553)	(308,570)	(304,083)
Net exchange differences	(1,331)	(1,638)	(4,294)	(4,911)
Other financial income/(expense), net	(5,185)	4,358	1,302	1,175
Financial expense, net	$(111,747)	$(98,701)	$(310,431)	$(306,823)
Share of profit/(loss) of associates carried under the equity method	1,624	1,760	3,700	5,104
Profit/(loss) before income tax	$43,357	$65,086	$70,382	$62,803
Income tax	(12,482)	(29,801)	(25,330)	(45,964)
Profit/(loss) for the period	$30,875	$35,285	$45,052	$16,839
Loss/(profit) attributable to non-controlling interests	(906)	(2,271)	(2,470)	(7,181)
Profit/(loss) for the period attributable to the Company	$29,969	$33,014	$42,582	$9,658
Weighted average number of ordinary shares outstanding (thousands)	100,217	100,217	100,217	100,217
Basic earnings per share attributable to Abengoa Yield plc (U.S. dollar per share)	$0.30	$0.33	$0.42	$0.10

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)

Assets	As of September 30, 2017	As of December 31, 2016
Non-current assets
Contracted concessional assets	$9,104,780	$8,924,272
Investments carried under the equity method	54,583	55,009
Financial investments	42,202	69,773
Deferred tax assets	199,519	202,891
Total non-current assets	$9,401,084	$9,251,945
Current assets
Inventories	$16,326	15,384
Clients and other receivables	278,460	207,621
Financial investments	222,618	228,038
Cash and cash equivalents	794,094	594,811
Total current assets	$1,311,498	$1,045,854
Total assets	$10,712,582	$10,297,799

Equity and liabilities
Share capital	$10,022	$10,022
Parent company reserves	2,192,292	2,268,457
Other reserves	65,548	52,797
Accumulated currency translation differences	(36,008)	(133,150)
Retained Earnings	(322,808)	(365,410)
Non-controlling interest	130,354	126,395
Total equity	$2,039,380	$1,959,111
Non-current liabilities
Long-term corporate debt	$685,014	$376,340
Long-term project debt	5,221,512	4,629,184
Grants and other liabilities	1,586,197	1,612,045
Related parties	103,749	101,750
Derivative liabilities	365,534	349,266
Deferred tax liabilities	122,343	95,037
Total non-current liabilities	$8,084,349	$7,163,622
Current liabilities
Short-term corporate debt	15,872	291,861
Short-term project debt	358,028	701,283
Trade payables and other current liabilities	177,129	160,505
Income and other tax payables	37,824	21,417
Total current liabilities	$588,853	$1,175,066
Total equity and liabilities	$10,712,582	$10,297,799

Consolidated Cash Flow Statements
(Amounts in thousands of U.S. dollars)

	For the three-month period ended September 30,			For the nine-month period ended September 30,
	2017	2016		2017	2016
Profit/(loss) for the period	30,875		35,285	45,052	16,839
Financial expense and non-monetary adjustments	188,647		192,496	528,408	534,749
Profit for the period adjusted by financial expense and non-monetary adjustments	$219,522		$227,781	$573,460	$551,588
Variations in working capital	32,464		(16,269)	(47,503)	(57,229)
Net interest and income tax paid	(28,976)		(27,183)	(198,667)	(192,167)
Net cash provided by operating activities	$223,010		$184,329	$327,290	$302,192
Investment in contracted concessional assets	(4,812)		(101)	(7,506)	(5,952)
Other non-current assets/liabilities	(4,041)		(17,250)	(6,609)	(19,807)
Acquisitions of subsidiaries	-		(14,833)	-	(33,905)
Dividends received from entities under the equity method	2,454		-	2,454	4,984
Other investments	2,686		-	27,361	-
Net cash provided by/(used in) investing activities	$(3,713)		$(32,184)	$15,700	$(54,680)

Net cash provided by/(used in) financing activities	$(48,805)	$	(39,283)	$(172,507)	$(101,755)

Net increase/(decrease) in cash and cash equivalents	$170,492		$112,862	$170,483	$145,757
Cash and cash equivalents at beginning of the period	614,312		554,561	594,811	514,712
Translation differences in cash or cash equivalent	9,290		6,024	28,800	12,978
Cash and cash equivalents at end of the period	$794,094		$673,447	$794,094	$673,447

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Profit/(loss) for the period attributable to the company

(in thousands of U.S. dollars)	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2017	2016	2017	2016
Profit/(loss) for the period attributable to the Company	$29,969	$33,014	$42,582	$9,658
Profit attributable to non-controlling interest	906	2,271	2,470	7,181
Income tax	12,482	29,801	25,330	45,964
Share of loss/(profit) of associates carried under the equity method	(1,624)	(1,760)	(3,700)	(5,104)
Financial expense, net	111,747	98,701	310,431	306,823
Operating profit	$153,480	$162,027	$377,113	$364,522
Depreciation, amortization, and impairment charges	80,720	78,900	236,431	234,403
Dividend from exchangeable preferred equity investment in ACBH	-	21,179	10,383	21,179
Further Adjusted EBITDA	$234,200	$262,105	$623,927	$620,104
Atlantica Yield’s pro-rata share of EBITDA from Unconsolidated Affiliates	2,052	2,157	5,215	6,682
Further Adjusted EBITDA including unconsolidated affiliates	$236,252	$264,262	$629,142	$626,786

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to net cash provided by operating activities

(in thousands of U.S. dollars)	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2017	2016	2017	2016
Net cash provided by operating activities	$223,010	$184,329	$327,290	$302,192
Net interest and income tax paid	28,976	27,183	198,667	192,167
Variations in working capital	(32,464)	16,269	47,503	57,229
Other non-cash adjustments and other	14,678	34,324	50,467	68,516
Further Adjusted EBITDA	$234,200	$262,105	$623,927	$620,104
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	2,052	2,157	5,215	6,682
Further Adjusted EBITDA including unconsolidated affiliates	$236,252	$264,262	$629,142	$626,786

Cash Available For Distribution Reconciliation Historical

(in thousands of U.S. dollars)	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2017	2016	2017	2016
Profit/(loss) for the period attributable to the Company	$29,969	$33,014	$42,582	$9,658
Profit attributable to non-controlling interest	906	2,271	2,470	7,181
Income tax	12,482	29,801	25,330	45,964
Share of loss/(profit) of associates carried under the equity method	(1,624)	(1,760)	(3,700)	(5,104)
Financial expense, net	111,747	98,701	310,431	306,823
Operating profit	$153,480	$162,027	$377,113	$364,522
Depreciation, amortization, and impairment charges	80,720	78,900	236,431	234,403
Dividends from exchangeable preferred equity investment in ACBH	-	21,179	10,383	21,179
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	2,052	2,157	5,215	6,682
Further Adjusted EBITDA including unconsolidated affiliates	$236,252	$264,262	$629,142	$626,786
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	(2,052)	(2,157)	(5,215)	(6,682)
Dividends from equity method investments	2,454	-	2,454	4,984
Non-monetary items	(13,005)	(11,508)	(35,788)	(42,427)
Interest and income tax paid	(28,976)	(27,183)	(198,667)	(192,167)
Principal amortization of indebtedness	(20,330)	(18,792)	(96,380)	(86,897)
Deposits into/ withdrawals from restricted accounts	(26,581)	(43,027)	(27,181)	(64,891)
Change in non-restricted cash at project level	(143,982)	(90,385)	(104,389)	(71,506)
Dividends paid to non-controlling interests	(2,837)	(3,473)	(4,638)	(8,952)
Changes in other assets and liabilities	35,747	(13,957)	(27,194)	(61,018)
ATN2 refinancing	-	-	-	14,893
Cash Available For Distribution[16]	$36,690	$53,780	$132,144	$112,123

16 CAFD includes $10.4 million of ACBH dividend compensation in the nine-month period ended September 30, 2017 and $21.2 million in the nine-month period ended September 30, 2016.  In addition, there is $14.9 million one-time impact of a partial refinancing of ATN2 in the nine-month period ended September 30, 2016.

About Atlantica Yield

Atlantica Yield plc is a total return company that owns a diversified portfolio of contracted renewable energy, power generation, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlanticayield.com).

Chief Financial Officer	Investor Relations & Communication
Francisco Martinez-Davis	Leire Perez
E ir@atlanticayield.com	E ir@atlanticayield.com
T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

/s/ Santiago Seage
	Name:	Santiago Seage
	Title:	Chief Executive Officer

Date: November 13, 2017